Form 40-F
period 2005-12-31
HudBay Minerals Inc.
filed 2006-03-22
CIK 1322422

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For Fiscal year ended: December 31, 2005	Commission File number: 333-124186-02

HUDBAY MINERALS INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1021, 1031, 1041 and 1044 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. employer identification number, if applicable)
201 Portage Avenue, Suite 1906 Winnipeg, Manitoba R3B 3K6 Canada, (204) 949-4261 (Address and telephone number of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 9 5/8% Senior Secured Notes due 2012

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

84,798,119 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒	No ☐

DISCLOSURE CONTROLS AND PROCEDURES

        As of the end of the fiscal year of HudBay Minerals Inc. (the "Registrant"), an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2005, the end of the period covered by this annual report, to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

        There has been no change in the Registrant's internal control over financial reporting during the year ended December 31, 2005 that materially affected, or that is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

        The Registrant will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's board of directors has determined that it has at least one audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F, serving on its audit committee. The board of directors has determined that Ronald P. Gagel is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards. The Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

        The Registrant has adopted a code of ethics entitled, "HudBay Minerals Inc. Code of Business Conduct and Ethics". The Code of Business Conduct and Ethics applies to all directors, officers and employees of the Registrant and its subsidiaries, including the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is available at the Registrant's Internet website, www.hudbayminerals.com, in the Investor Relations — Governance section.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        See the disclosure in the section entitled "Remuneration of Auditors" on page 47 of Exhibit 1, the Registrant's Annual Information Form, which is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        Pursuant to the Audit Committee charter, the Audit Committee is to pre-approve the fees and other compensation paid to the independent auditor and to pre-approve all non-audit services to be provided to the Registrant or any of its subsidiaries by its independent auditor. More generally, the Audit Committee is to instruct the independent auditor that the board of directors, as representatives of the shareholders, is the client of the independent auditor. The Audit Committee is also to review and discuss, on an annual basis, with the independent auditor all significant relationships the independent auditor has with the Registrant to determine their independence.

        During the year ended December 31, 2005, none of the services described above under "Principal Accountant Fees and Services" under the captions "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        HudBay does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

        See the disclosure in the section entitled "Contractual Obligations and Commitments" on page 29 of Exhibit 3, the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Condition — Fourth Quarter and Year Ended December 31, 2005, which is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the 9 5/8% Senior Secured Notes due 2012.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

HUDBAY MINERALS INC.
By:	/s/ JEFFREY A. SWINOGA
Name: Jeffrey A. Swinoga Title: Vice-President and Chief Financial Officer
Dated: March 21, 2006

EXHIBIT INDEX

Exhibits	Description
1	Annual Information Form for the Year Ended December 31, 2005
2
HudBay Minerals Inc.'s Comparative Audited Consolidated Financial Statements, including the Notes thereto, as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, together with the Report of Independent Registered Chartered Accountants thereon
3	HudBay Minerals Inc.'s Management's Discussion and Analysis of Results of Operations and Financial Condition — Fourth Quarter and Year Ended December 31, 2005
4	Consent of Deloitte & Touche LLP
5	Consent of Kim Lau, BSc. Geo.
6	Consent of Gerry Beauchamp, BSc., P.Eng.
7	Certification of Peter R. Jones required by Rule 13a-14(a) or Rule 15d-14(a)
8	Certification of Jeffrey A. Swinoga required by Rule 13a-14(a) or Rule 15d-14(a)
9	Certification of Peter R. Jones pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
10	Certification of Jeffrey A. Swinoga pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

QuickLinks

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX