Form 40-F
period 2010-12-31
HudBay Minerals Inc.
filed 2011-03-31
CIK 1322422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 001-34244

HUDBAY MINERALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

98-0485558

(I.R.S. Employer Identification Number (if applicable))

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Address and telephone number of Registrant’s principal executive offices)

Andrew W. Bongiorno

Bevan, Mosca, Giuditta & Zarillo, P.C.

200 Madison Avenue, Suite 510

New York, N.Y. 10016

908 385-4289

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

copy to:

Mark Mandel

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form            ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2010, 149,431,339 common shares outstanding.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐             No  ☐

EXPLANATORY NOTE

HudBay Minerals Inc. (the “Registrant”) is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13(a) of the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system under the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 under the Exchange Act. The equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

This Annual Report contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010 is incorporated herein by reference as Exhibit 99.1.

The audited consolidated financial statements (the “Audited Annual Financial Statements”) of the Registrant for the years ended December 31, 2010, 2009 and 2008, including the report of the auditors with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of important differences between Canadian GAAP and United States generally accepted accounting principles, see Note 25 to the Registrant’s Audited Annual Financial Statements. The Canadian Institute of Chartered Accountants’ Accounting Standards Board previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective January 1, 2011. In accordance with the requirements, the Registrant has adopted IFRS as of January 1, 2011 and will begin reporting its results on an IFRS basis with its interim consolidated financial statements for the quarter ended March 31, 2011.

The Registrant’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2010 is incorporated herein by reference as Exhibit 99.3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report for the Registrant’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

During the fiscal year ended December 31, 2010, no changes were made to the Registrant’s “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During 2011, the Registrant intends to implement a new Enterprise Resource Planning (“ERP”) information system. The ERP implementation includes replacing Registrant’s key financial systems, which could materially affect the Registrant’s internal control over financial reporting. As part of the ERP implementation project the Registrant intends to implement processes to ensure that the Registrant’s internal control over financial reporting remains effective both during and after implementation of the new ERP system.

BLACKOUT PERIODS

There were no “blackout periods”, as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2010.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The audit committee consists of J. Bruce Barraclough, Alan Lenczner and John. L. Knowles. The Registrant’s board of directors has determined that each of Messrs. Barraclough, Lenczner and Knowles is an “audit committee financial expert” within the meaning of the Commission’s rules. Each of Messrs. Barraclough, Lenczner and Knowles is also “independent” under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”). Alan R. Hibben was a member of the audit committee from March 23, 2009 until March 28, 2011. Mr. Hibben resigned from the Audit Committee shortly after assuming a position as Managing Director of RBC Capital Markets (“RBC”) who has acted for the Registrant as a financial advisor. Following Mr. Hibben’s return to RBC he ceased to be “independent” under the criteria of Rule 10A-3 of the Exchange Act and was replaced by Mr. Lenczner, which is permitted by a transition period under Rule 10A-3(b)(1)(iv)(A) of the Exchange Act and the rules of the NYSE. The Commission has indicated that the designation of Messrs. Barraclough, Lenczner and Knowles as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Messrs. Barraclough, Lenczner and Knowles that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached to the AIF as Schedule B and is available on the Registrant’s website at http://www.hudbayminerals.com/corporate/governance.php.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Registrant’s Code of Business Conduct and Ethics is available on the Registrant’s Internet website at http://www.hudbayminerals.com/corporate/governance.php. No substantive amendments were made to the Registrant’s Code of Business Conduct and Ethics during the fiscal year ended December 31, 2010 and no waivers of the Registrant’s Code of Business Conduct and Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2010.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Disclosure” (page 56) contained in the AIF is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2010 were preapproved by the audit committee in accordance with the Registrant’s preapproval policy as described under the heading “Policy Regarding Non-Audit Services Rendered by Auditors” on page 57 contained in the AIF.

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP (“Deloitte”), the Registrant’s independent auditor, for the fiscal years ended December 31, 2009 and December 31, 2010, respectively, for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by Deloitte in connection with the Registrant’s statutory and regulatory filings for such fiscal years were $1,156,964 and $1,151,039, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2009 and December 31, 2010, respectively, for audit-related fees, which are fees for assurance and services related to the Deloitte’s role, including attest services not required by statute or regulation and financial information presentation assistance with finalization of accounting matters and certification and acquisition activities, for such fiscal years were $412,017 and $300,132, respectively.

Tax Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2009 and December 31, 2010, respectively, for certain tax advisory fees provided to management for such fiscal years were $30,225 and $16,700, respectively.

All Other Fees

In addition to the fees described above, Deloitte billed an aggregate of $49,350 for the fiscal year ended December 31, 2010 for other services, which involved fees for reviewing the Registrant’s corporate social responsibility report for 2009. There were no fees billed by Deloitte for the fiscal years ended December 31, 2009, except as described above.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations and Commitments” (page 31) contained in the MD&A is incorporated by reference herein. For additional information on the Registrant’s commitments, see Note 18 to the Registrant’s Audited Annual Financial Statements.

COMPARISON WITH NEW YORK STOCK EXCHANGE GOVERNANCE RULES

The NYSE requires that each listed company meet certain corporate governance standards. These standards supplement the corporate governance reforms adopted by the Commission pursuant to the Sarbanes-Oxley Act of 2002.

Under the NYSE’s Listed Company Manual, a “foreign private issuer”, such as the Registrant, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE corporate governance standards.

The Registrant is subject to the listing standards of the Toronto Stock Exchange (“TSX”) and the corporate governance rules of Canadian securities regulators. These listing standards and corporate governance rules are substantially similar to the NYSE listing standards. The Registrant complies with these TSX listing standards and Canadian corporate governance rules.

The Registrant has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards, and that summary, entitled “Differences in HudBay’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards”, is available on the Registrant’s website at http://www.hudbayminerals.com/corporate/governance.php.

The Registrant’s board of directors consists of the following individuals: J. Bruce Barraclough, David Garofalo, Alan R. Hibben, W. Warren Holmes, John. L. Knowles, Alan Lenczner, Q.C., G. Wesley Voorheis and Kenneth G. Stowe. The Registrant’s board of directors has determined that all directors other than Mr. Garofalo are “independent” under the rules of the Canadian Securities Administrators.

The Registrant schedules executive sessions at all of its regularly scheduled board meetings in which the Registrant’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. Mr. Voorheis, the Registrant’s Chairman, serves as the presiding director (the “Presiding Director”) at such sessions.

The Registrant’s Charter of the Corporate Governance and Nominating Committee, Governance Guidelines, Charter of the Board of Directors and other corporate governance documents are available on the Registrant’s website at http://www.hudbayminerals.com/corporate/governance.php. Shareholders may send communications to Registrant’s Presiding Director or non-management directors by mailing (by regular mail or other means of delivery) to the corporate head office at Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario M5C 2V9, Canada a sealed envelope marked “Private and Strictly Confidential-Attention: Chairman of the Board of Directors of HudBay Minerals Inc.” Any such envelope will be delivered unopened to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2010, the Registrant’s Balmat Mine No. 4 and Mill received a total of two citations and orders from the Mine Safety and Health Administration (“MHSA”) alleging certain violations specified by the Dodd-Frank Act. The MHSA alleged violations of Section 104(a) of the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and assessed the Registrant a total of US$3,551 for these alleged violations. Citations under Section 104(a) of the Mine Act are issued for situations in which an MHSA inspector determines that an operator has violated the Mine Act or any mandatory health or safety standard, rule, order or regulation promulgated pursuant to the Mine Act. The Registrant has no other mines subject to the Mine Act.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

*            *            *

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

HUDBAY MINERALS INC.

By:	/s/ H. MAURA LENDON
Name:	H. Maura Lendon
Title:	Senior Vice President, Corporate Services and Chief Legal Officer

Date: March 31 , 2011

EXHIBIT INDEX

Exhibit Description and Date of Document

Annual Information; Management’s Discussion and Analysis

99.1	Annual Information Form for the year ended December 31, 2010

99.2	Audited Annual Financial Statements for the years ended December 31, 2010, 2009 and 2008

99.3	Management’s Discussion & Analysis for the year ended December 31, 2010

Certifications

99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Cashel Meagher, P.Geo., dated March 31, 2011

99.9	Consent of Robert Carter, P.Eng., dated March 31, 2011

99.10	Consent of Sean Spraggett, P.Eng., dated March 31, 2011

99.11	Consent of Deloitte & Touche LLP, dated March 31, 2011