Form 40-F
period 2011-12-31
HudBay Minerals Inc.
filed 2012-04-02
CIK 1322422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 001-34244

HUDBAY MINERALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

98-0485558

(I.R.S. Employer Identification Number (if applicable))

25 York Street

Suite 800

Toronto, Ontario

M5J 2V5, Canada

416 362-8181

(Address and telephone number of Registrant’s principal executive offices)

Andrew W. Bongiorno

Bevan, Mosca, Giuditta & Zarillo, P.C.

200 Madison Avenue, Suite 510

New York, N.Y. 10016

908 385-4289

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

copy to:

Mark L. Mandel

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza
New York, NY 10005

212 530-5026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 171,937,665 common shares outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

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

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2011 is incorporated herein by reference as Exhibit 99.1.

The audited consolidated financial statements (the “Audited Annual Financial Statements”) of the Registrant for the years ended December 31, 2011 and 2010, including the reports of the auditors with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Canadian Institute of Chartered Accountants’ Accounting Standards Board previously announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board, effective January 1, 2011.

For more information regarding the Registrant’s conversion to IFRS, refer to the heading “Accounting Changes — Adoption of International Financial Reporting Standards” on page 51 of the Registrant’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2011 and to note 31 of the audited consolidated financial statements for the year ended December 31, 2011, which contains further information and an explanation of the effect of the transition from Canadian generally accepted accounting principles to IFRS on the Registrant’s financial position, financial performance and cash flows.

The Registrant’s MD&A for the year ended December 31, 2011 is incorporated herein by reference as Exhibit 99.3.

The Registrant’s Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated herein by reference as Exhibit 99.4.

The Registrant’s amended Code of Business Conduct and Ethics is incorporated herein by reference as Exhibit 99.5.

The Report of Independent Registered Chartered Accountants in respect of the Registrant’s internal control over financial reporting is incorporated herein by reference as Exhibit 99.6.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report for the Registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Internal control over financial reporting (“ICFR”)” on page 55 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2011, is incorporated by reference herein.

During the fiscal year ended December 31, 2011, we implemented a new enterprise resource planning (“ERP”) information system at our Manitoba business unit, which included the replacement of its key financial systems. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to ensure internal controls were in place during and after the implementation. We did not make any other changes to “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under “Report of Independent Registered Chartered Accountants” on pages 1 through 2 of Exhibit 99.2, Audited Annual Financial Statements for the years ended December 31, 2011 and 2010, and the disclosure provided in the “Report of Independent Registered Chartered Accountants” filed as Exhibit 99.6 to this Annual Report on Form 40-F are incorporated by reference herein.

BLACKOUT PERIODS

There were no “blackout periods”, as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2011.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The audit committee consists of J. Bruce Barraclough, Alan J. Lenczner and John. L. Knowles.  The Registrant’s board of directors has determined that each of Messrs. Barraclough, Lenczner and Knowles is an “audit committee financial expert” within the meaning of the Commission’s rules.  Each of Messrs. Barraclough, Lenczner and Knowles is also “independent” under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”).  The Commission has indicated that the designation of Messrs. Barraclough, Lenczner and Knowles as audit committee financial experts does not make any of them an “expert” for any purpose or impose any duties, obligations or liability on Messrs. Barraclough, Lenczner and Knowles that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Registrant’s board of directors. A copy of the current charter is attached to the AIF as Schedule D and is available on the Registrant’s website at http://www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. During the fiscal year ended December 31, 2011, the Registrant conducted a review of its Code of Ethics with a view toward revising it to read more clearly and updating it with respect to certain matters.  A copy of the amended Code of Ethics is attached hereto as Exhibit 99.5.  No waivers of the Registrant’s Code of Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2011.

The following is a summary of the material amendments that were made to the Registrant’s Code of Ethics during the fiscal year ended December 31, 2011.  The following description is qualified in its entirety by reference to the Registrant’s amended Code of Ethics, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Purpose

The purpose section of the Registrant’s Code of Ethics was revised to more concisely set forth its stated purpose, particularly with respect to internal reporting of violations of the Code of Ethics.  The purpose section was also amended to include a reference to the Registrant’s confidential “whistleblower” service as a means of reporting violations.

Third Party Relationships

The Registrant revised portions of its Code of Ethics regarding gifts or entertainment to customers, suppliers or contractors to make its policies more clear and concise.  It also added new guidance relating to the conduct of business to ensure compliance with legal, regulatory and policy requirements regarding payments to government officials, namely with respect to compliance with the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (U.S.).  It also clarified the Registrant’s policy with respect to government relations and influencing testimony, with an added emphasis on the importance of separating personal political activity from the Registrant’s interests.

In addition, the Registrant removed certain provisions regarding competitive practices, which were already covered by general policies with respect to compliance with laws.  It also removed provisions detailing the execution of agreements by personnel.

Information and Records

The Registrant added a provision to its Code of Ethics regarding the implementation of internal accounting controls to ensure compliance with the FCPA and the maintenance of accurate documentation of the Registrant’s transactions.

Waivers of the Code of Ethics

The Code of Ethics was amended to provide that the Registrant’s board of directors is responsible for granting waivers of the Code of Ethics for any of the Registrant’s Vice Presidents and above.  Waivers for other personnel are now within the scope of authority of the Registrant’s Chief Executive Officer.

Compliance Procedures

The Registrant also amended the compliance procedures section of the Code of Ethics to make it more concise and easier to read.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Disclosure” on page 36 of the AIF is incorporated by reference herein.  All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2011 were preapproved by the audit committee in accordance with the Registrant’s preapproval policy as described under the heading “Policy Regarding Non-Audit Services Rendered by Auditors” on page 36 of the AIF.

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP (“Deloitte”), the Registrant’s independent auditor, for the fiscal years ended December 31, 2010 and December 31, 2011, respectively, for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by Deloitte in connection with the Registrant’s statutory and regulatory filings for such fiscal years were $1,151,039 and $1,245,553, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2010 and December 31, 2011, respectively, for audit-related fees, which are fees for assurance and services related to Deloitte’s role, including attest services not required by statute or regulation and other audit related services, for such fiscal years were $300,132 and $476,640, respectively.

Tax Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2010 and December 31, 2011, respectively, for certain tax advisory fees provided to management for such fiscal years were $16,700 and nil, respectively.

All Other Fees

In addition to the fees described above, Deloitte billed an aggregate of $49,350 for the fiscal year ended December 31, 2010 for other services, which involved fees for reviewing the Registrant’s corporate social responsibility report for 2009.  There were no fees billed by Deloitte for the fiscal year ended December 31, 2011, except as described above.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 36 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2011, is incorporated by reference herein.

COMPARISON WITH NEW YORK STOCK EXCHANGE GOVERNANCE RULES

The NYSE requires that each listed company meet certain corporate governance standards.  These standards supplement the corporate governance reforms adopted by the United State Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002.

Under the NYSE’s Listed Company Manual, a “foreign private issuer”, such as the Registrant, is not required to comply with most of the NYSE corporate governance standards.  However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE corporate governance standards.

The Registrant is subject to the listing standards of the Toronto Stock Exchange (the “TSX”) and the corporate governance rules of Canadian Securities Administrators.  These listing standards and corporate governance rules are substantially similar to the NYSE listing standards.  The Registrant complies with these TSX listing standards and Canadian corporate governance rules.

The following are the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies under the NYSE corporate governance standards:

Director Independence

The Registrant determines independence of its directors under the policies of the Canadian Securities Administrators.  For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the board of directors reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the board of directors has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.  The Registrant’s board of directors also determines whether each member of the Registrant’s Audit Committee is independent pursuant to National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.  The Registrant’s board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors.  The TSX rules provide that the creation of any equity compensation plans that provide for new issuances of securities is subject to shareholder approval.  Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders, that specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval.  The Registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

Shareholder Approval Requirement

In lieu of Section 312 of the NYSE’s Listed Company Manual, the Registrant will follow the TSX rules for shareholder approval of new issuances of its common shares.  Following the TSX rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of the Registrant or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length.  Shareholder approval is also required, pursuant to the TSX rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. For information regarding the Registrant’s mine safety disclosures, see “Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act” filed as Exhibit 99.4 to this Annual Report on Form 40-F.

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

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President, Legal and Corporate Secretary
Date:	April 2, 2012

EXHIBIT INDEX

Exhibit      Description and Date of Document

Annual Information; Management’s Discussion and Analysis; Mine Safety Disclosure

99.1                        Annual Information Form for the Year Ended December 31, 2011

99.2                        Audited Annual Financial Statements for the Years Ended December 31, 2011 and 2010

99.3                        Management’s Discussion & Analysis for the Year Ended December 31, 2011

99.4                        Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5                        Amended Code of Business Conduct and Ethics

99.6                        Report of Independent Registered Chartered Accountants

Certifications

99.7                        Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8                        Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.9                        Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10                 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.11                 Consent of Cashel Meagher, P.Geo., dated April 2, 2012

99.12                 Consent of Robert Carter, P.Eng., dated April 2, 2012

99.13                 Consent of Deloitte & Touche LLP, dated April 2, 2012