Form 40-F
period 2013-12-31
HudBay Minerals Inc.
filed 2014-03-31
CIK 1322422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013              Commission File Number   001-34244

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2013, 172,078,376 common shares outstanding.

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

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2013 is incorporated herein by reference as Exhibit 99.1.

The audited consolidated financial statements (the “Audited Annual Financial Statements”) of the Registrant for the years ended December 31, 2013 and 2012, including the reports of the auditors with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Registrant’s MD&A for the year ended December 31, 2013 is incorporated herein by reference as Exhibit 99.3.

The Registrant’s Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated herein by reference as Exhibit 99.4.

The Registrant’s amended Code of Business Conduct and Ethics is incorporated herein by reference as Exhibit 99.5.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report for the Registrant’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Internal control over financial reporting (“ICFR”)” on pages 56 and 57 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2013, is incorporated by reference herein.

Management's report dated February 19, 2014 on the Registrant's internal control over financial reporting contained in Exhibit 99.2, Audited Annual Financial Statements, is incorporated by reference herein.

The Registrant did not make any changes to its “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31,

2013 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Registrant's internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP ("Deloitte"), Independent Registered Public Accounting Firm who also audited the Registrant's Consolidated Financial Statements for the year ended December 31, 2013. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant's internal control over financial reporting.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided in the two reports of Deloitte titled “Report of Independent Registered Public Accounting Firm” contained in Exhibit 99.2, Audited Annual Financial Statements for the years ended December 31, 2013 and 2012, are incorporated herein by reference.

BLACKOUT PERIODS

There were no “blackout periods”, as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2013.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

As at December 31, 2013, the Registrant’s audit committee consisted of Sarah B. Kavanagh Alan J. Lenczner and John. L. Knowles. The Registrant’s board of directors has determined that each of Ms. Kavanagh and Messrs. Lenczner and Knowles is an “audit committee financial expert” within the meaning of the Commission’s rules.  Each of Ms. Kavanagh and Messrs. Lenczner and Knowles is also “independent” under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of Ms. Kavanagh and Messrs. Lenczner and Knowles as audit committee financial experts does not make any of them an “expert” for any purpose or impose any duties, obligations or liability on Ms. Kavanagh and Messrs. Lenczner and Knowles that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The audit committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Registrant’s board of directors.  A copy of the current charter is attached to the AIF as Schedule C and is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx. The Registrant undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics.  Requests for copies of the Code of Ethics should be made by contacting the Registrant’s Vice President, Legal and Corporate Secretary at 416 362-8181.  No waivers of the Registrant’s Code of Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2013.

During the fiscal year ended December 31, 2013, the Registrant conducted a review of its Code of Ethics to consider whether any amendments were advisable or required.  The following is a summary of the material amendments that were made to the Registrant’s Code of Ethics following that review and during the fiscal year ended December 31, 2013.  All further amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx. The following description is qualified in its entirety by reference to the Registrant’s amended Code of Ethics, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Employment of Family Members

The Registrant revised the provision in its Code of Ethics which restricts the employment of family members. The provision, as revised, provides that the hiring of a family member must be approved by the head of the applicable business unit or the Chief Operating Officer and must not create a situation where there is preferential treatment or that might improperly influence sound, objective business decisions in compliance with the Registrant's internal policies and controls.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Disclosure” on page 39 of the AIF is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2013 were preapproved by the audit committee in accordance with the Registrant’s preapproval policy as described under the heading “Policy Regarding Non-Audit Services Rendered by Auditors” on page 40 of the AIF.

Audit Fees

The aggregate fees billed by Deloitte, the Registrant’s independent auditor, for the fiscal years ended December 31, 2012 and December 31, 2013, respectively, for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by Deloitte in connection with the Registrant’s statutory and regulatory filings for such fiscal years were $1,066,374 and $1,471,503, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2012 and December 31, 2013, respectively, for audit-related fees, which are fees for assurance and services related to Deloitte’s role, including attest services not required by statute or regulation and other audit related services, for such fiscal years were $372,076 and $414,155, respectively.

Tax Fees

There were no tax fees billed by Deloitte for the fiscal years ended December 31, 2012 and December 31, 2013.

All Other Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2012 and December 31, 2013, respectively, for all other services were $Nil and $230,884, respectively.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 38 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2013, is incorporated by reference herein.

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

The following are the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies under the NYSE corporate governance standards:

Director Independence

The Registrant determines independence of its directors under the policies of the Canadian Securities Administrators.  For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the board of directors reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the board of directors has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.  The Registrant’s board of directors also determines whether each member of the Registrant’s audit committee is independent pursuant to National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.  The Registrant’s board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors. The TSX rules only require that shareholders approve  the adoption of equity compensation plans that provide for new issuances of securities.  Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders, that specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval.  The Registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

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

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President, Legal and Corporate Secretary
Date:	March 31, 2014

EXHIBIT INDEX

Exhibit  Description and Date of Document

Annual Information; Management’s Discussion and Analysis; Mine Safety Disclosure

99.1                        Annual Information Form for the Year Ended December 31, 2013

99.2                        Audited Annual Financial Statements for the Years Ended December 31, 2013 and 2012

99.3                        Management’s Discussion & Analysis for the Year Ended December 31, 2013

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

99.6                        Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7                        Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8                        Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9                        Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.10                 Consent of Cashel Meagher, P.Geo., dated March 31, 2014

99.11                 Consent of Robert Carter, P.Eng., dated March 31, 2014

99.12                 Consent of Deloitte LLP, March 31, 2014