Form 40-F
period 2014-12-31
HudBay Minerals Inc.
filed 2015-03-31
CIK 1322422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014              Commission File Number   001-34244

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value Common Share Purchase Warrants	The New York Stock Exchange The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

9.500% Senior Notes due 2020

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2014, 233,615,857 common shares outstanding.

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

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2014 is incorporated herein by reference as Exhibit 99.1.

The audited consolidated financial statements (the “Audited Annual Financial Statements”) of the Registrant for the years ended December 31, 2014 and 2013, including the reports of the auditors with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Registrant’s MD&A for the year ended December 31, 2014 is incorporated herein by reference as Exhibit 99.3.

The Registrant’s Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated herein by reference as Exhibit 99.4.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report for the Registrant’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under “Internal control over financial reporting (“ICFR”)” on pages 46 and 47 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2014, is incorporated by reference herein. Other than as noted therein, the Registrant did not make any changes to its “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2014 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Management’s report dated February 19, 2015 on the Registrant’s internal control over financial reporting contained in Exhibit 99.2, Audited Annual Financial Statements, is incorporated by reference herein.

The Registrant’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm who also audited the Registrant’s Consolidated Financial Statements for the years ended December 31, 2014 and 2013. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided in the two reports of Deloitte titled “Report of Independent Registered Public Accounting Firm” contained in Exhibit 99.2, Audited Annual Financial Statements for the years ended December 31, 2014 and 2013, are incorporated herein by reference.

BLACKOUT PERIODS

There were no “blackout periods”, as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2014.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

As at December 31, 2014, the Registrant’s audit committee consisted of Sarah B. Kavanagh Alan J. Lenczner, John. L. Knowles and Michael T. Waites. The Registrant’s board of directors has determined that each of Ms. Kavanagh and Messrs. Lenczner, Knowles and Waites is an “audit committee financial expert” within the meaning of the Commission’s rules.  Each of Ms. Kavanagh and Messrs. Lenczner, Knowles and Waites is also “independent” under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of Ms. Kavanagh and Messrs. Lenczner, Knowles and Waites as audit committee financial experts does not make any of them an “expert” for any purpose or impose any duties, obligations or liability on Ms. Kavanagh and Messrs. Lenczner, Knowles and Waites that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The audit committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Registrant’s board of directors.  A copy of the current charter is attached to the AIF as Schedule C and is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx. The Registrant undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics.  Requests for copies of the Code of Ethics should be made by contacting the Registrant’s Vice President and General Counsel at 416 362-8181.  No waivers of the Registrant’s Code of Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2014.

During the fiscal year ended December 31, 2014, the Registrant conducted a review of its Code of Ethics to consider whether any amendments were advisable or required.  No material amendments were made to the Registrant’s Code of Ethics following that review and during the fiscal year ended December 31, 2014. All further amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Disclosure” on page 40 of the AIF is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2014 were pre-approved by the audit committee in accordance with the Registrant’s pre-approval policy as described under the heading “Policy Regarding Non-Audit Services Rendered by Auditors” on page 41 of the AIF.

Audit Fees

The aggregate fees billed by Deloitte, the Registrant’s independent auditor, for the fiscal years ended December 31, 2013 and December 31, 2014, respectively, for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by Deloitte in connection with the Registrant’s statutory and regulatory filings for such fiscal years were $1,407,003 and $1,511,365, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2013 and December 31, 2014, respectively, for audit-related fees, which are fees for assurance and services related to Deloitte’s role, including attest services not required by statute or regulation and other audit related services, for such fiscal years were $414,155 and $364,810, respectively.

Tax Fees

There were no tax fees billed by Deloitte for the fiscal years ended December 31, 2013 and December 31, 2014.

All Other Fees

The aggregate of all other fees billed by Deloitte for the fiscal year ended December 31, 2013 was $230,884. There were no other fees billed by Deloitte for the fiscal year ended December 31, 2014.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations and Commitments” on page 33 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2014, is incorporated by reference herein.

COMPARISON WITH NEW YORK STOCK EXCHANGE GOVERNANCE RULES

The NYSE requires that each listed company meet certain corporate governance standards.  These standards supplement the corporate governance reforms adopted by the United States Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002.

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

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President, General Counsel and Corporate Secretary
Date:	March 31, 2015

EXHIBIT INDEX

Exhibit      Description and Date of Document

Annual Information; Management’s Discussion and Analysis; Mine Safety Disclosure

99.1                        Annual Information Form for the Year Ended December 31, 2014

99.2                        Audited Annual Financial Statements for the Years Ended December 31, 2014 and 2013

99.3                        Management’s Discussion & Analysis for the Year Ended December 31, 2014

99.4                        Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

Certifications

99.5                        Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6                        Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7                        Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8                        Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9                        Consent of Cashel Meagher, P.Geo., dated March 31, 2015

99.10                 Consent of Robert Carter, P.Eng., dated March 31, 2015

99.11                 Consent of Deloitte LLP, March 31, 2015