Form 40-F
period 2015-12-31
HudBay Minerals Inc.
filed 2016-03-31
CIK 1322422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808
302 636-5401
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The New York Stock Exchange
Common Share Purchase Warrants	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

9.500% Senior Notes due 2020
(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

[X]  Annual Information Form                              [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2015, 235,231,688 common shares were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [X]                                                                       No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ]                                                                       No [   ]

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

            This Annual Report contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Untied States dollars, and Canadian dollars are referred to as “Canadian dollars” or “C$”.

DOCUMENTS INCORPORATED BY REFERENCE

            The Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2015 is incorporated herein by reference as Exhibit 99.1.

            The audited consolidated financial statements (the “Audited Annual Financial Statements”) of the Registrant for the years ended December 31, 2015 and 2014, including the reports of the Independent Registered Public Accounting Firm with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

            The Registrant’s MD&A for the year ended December 31, 2015 is incorporated herein by reference as Exhibit 99.3.

            The Registrant’s Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated herein by reference as Exhibit 99.4.

            The Registrant’s amended Code of Business Conduct and Ethics is incorporated herein by reference as Exhibit 99.5.

DISCLOSURE CONTROLS AND PROCEDURES

            As of the end of the period covered by this Annual Report for the Registrant’s fiscal year ended December 31, 2015, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of December 31, 2015, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

            The disclosure provided under “Internal control over financial reporting (“ICFR”)” on pages 54 and 55 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2015, is incorporated by reference herein. The Registrant did not make any changes to its “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2015 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

            Management’s report dated February 24, 2016 on the Registrant’s internal control over financial reporting contained in Exhibit 99.2, Audited Annual Financial Statements, is incorporated by reference herein.

            The Registrant’s internal control over financial reporting as at December 31, 2015 has been audited by Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm who also audited the Registrant’s Consolidated Financial Statements for the years ended December 31, 2015 and 2014. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

            The disclosure provided in the two reports of Deloitte titled “Report of Independent Registered Public Accounting Firm” contained in Exhibit 99.2, Audited Annual Financial Statements for the years ended December 31, 2015 and 2014, are incorporated herein by reference.

BLACKOUT PERIODS

            There were no “blackout periods”, as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2015.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

            As at December 31, 2015, the Registrant’s audit committee consisted of Sarah B. Kavanagh, Tom A. Goodman, Alan J. Lenczner and Michael T. Waites. The Registrant’s board of directors has determined that each of Ms. Kavanagh and Messrs. Goodman, Lenczner and Waites is an “audit committee financial expert” within the meaning of the Commission’s rules. Each of Ms. Kavanagh and Messrs. Goodman, Lenczner and Waites is also “independent” under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of Ms. Kavanagh and Messrs. Goodman, Lenczner and Waites as audit committee financial experts does not make any of them an “expert” for any purpose or impose any duties, obligations or liability on Ms. Kavanagh and Messrs. Goodman, Lenczner and Waites that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The audit committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Registrant’s board of directors. A copy of the current charter is attached to the AIF as Schedule C and is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

CODE OF ETHICS

            The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx. The Registrant undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics. Requests for copies of the Code of Ethics should be made by contacting the Registrant’s Vice President and General Counsel at 416 362-8181. No waivers of the Registrant’s Code of Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2015.

            During the fiscal year ended December 31, 2015, the Registrant conducted a review of its Code of Ethics to consider whether any amendments were advisable or required. The following is a summary of the material amendments that were made to the Registrant’s Code of Ethics following that review and during the fiscal year ended December 31, 2015. All further amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx. The following description is qualified in its entirety by reference to the Registrant’s amended Code of Ethics, which is attached hereto as Exhibit 99.5 and incorporated by reference.

            Third Party Compliance with Anti-Corruption Legislation

            The Registrant added a provision to its Code of Ethics which provides that any agents, consultants, or other intermediaries engaged by the Registrant must understand and comply with the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) (collectively, “Corruption Laws”), and no third party should be engaged by the Registrant if the third party engages in, or is suspected of engaging in, bribes, kickbacks, improper payments or any other conduct that may violate Corruption Laws.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

            The information provided under the heading “Audit Committee Disclosure” on page 40 of the AIF is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2015 were pre-approved by the audit committee in accordance with the Registrant’s pre-approval policy as described under the heading “Policy Regarding Non-Audit Services Rendered by Auditors” on page 41 of the AIF.

            Audit Fees

            The aggregate fees billed by Deloitte, the Registrant’s independent auditor, for the fiscal years ended December 31, 2014 and December 31, 2015, respectively, for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by Deloitte in connection with the Registrant’s statutory and regulatory filings for such fiscal years were C$1,612,714 and C$1,765,133, respectively.

            Audit-Related Fees

            The aggregate fees billed by Deloitte for the fiscal years ended December 31, 2014 and December 31, 2015, respectively, for audit-related fees, which are fees for assurance and services related to Deloitte’s role, including attest services not required by statute or regulation and other audit related services, for such fiscal years were C$390,996 and C$106,300, respectively.

            Tax Fees

            There were no tax fees billed by Deloitte for the fiscal years ended December 31, 2014 and December 31, 2015.

            All Other Fees

            There were no other fees billed by Deloitte for the fiscal years ended December 31, 2014 and December 31, 2015.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The disclosure provided under “Contractual Obligations and Commitments” on page 37 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2015, is incorporated by reference herein.

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

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel
Date:	March 30, 2016

EXHIBIT INDEX

Exhibit Description and Date of Document

Annual Information; Management’s Discussion and Analysis; Mine Safety Disclosure

99.1	Annual Information Form for the Year Ended December 31, 2015

99.2	Audited Annual Financial Statements for the Years Ended December 31, 2015 and 2014

99.3	Management’s Discussion & Analysis for the Year Ended December 31, 2015

99.4	Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.5	Amended Code of Business Conduct and Ethics

Certifications

99.6	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.10	Consent of Cashel Meagher, P.Geo., dated March 30, 2016

99.11	Consent of Robert Carter, P.Eng., dated March 30, 2016

99.12	Consent of Deloitte LLP, March 30, 2016