Form 40-F
period 2018-12-31
Hudbay Minerals Inc.
filed 2019-04-01
CIK 1322422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2018, 261,272,151common shares were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [X]      No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit).

Yes [X]      No [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

DOCUMENTS INCORPORATED BY REFERENCE

            The Registrant’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2018 is incorporated herein by reference as Exhibit 99.1.

            The audited consolidated financial statements (the “Audited Annual Financial Statements”) of the Registrant for the years ended December 31, 2018 and 2017, including the reports of the Independent Registered Public Accounting Firm with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

            The Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2018 is incorporated herein by reference as Exhibit 99.3.

            The Registrant’s Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated herein by reference as Exhibit 99.4.

DISCLOSURE CONTROLS AND PROCEDURES

            As of the end of the period covered by this Annual Report for the Registrant’s fiscal year ended December 31, 2018, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of December 31, 2018, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

            The disclosure provided under “Internal control over financial reporting (“ICFR”)” on page 58 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2018, is incorporated by reference herein. The Registrant did not make any changes to its “internal control over financial reporting” (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

            Management’s report dated February 19, 2019 on the Registrant’s internal control over financial reporting contained in Exhibit 99.2, Audited Annual Financial Statements, is incorporated by reference herein.

            The Registrant’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm who also audited the Registrant’s Consolidated Financial Statements for the years ended December 31, 2018 and 2017. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant’s internal control over financial reporting.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

            The disclosure provided in the two reports of Deloitte titled “Report of Independent Registered Public Accounting Firm” contained in Exhibit 99.2, Audited Annual Financial Statements for the years ended December 31, 2018 and 2017, are incorporated herein by reference.

BLACKOUT PERIODS

            There were no “blackout periods”, as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2018.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

            As at December 31, 2018, the Registrant’s audit committee consisted of Sarah B. Kavanagh, Carol T. Banducci, Alan J. Lenczner and Colin Osborne. The Registrant’s board of directors has determined that each of Ms. Kavanagh, Ms. Banducci, Mr. Lenczner and Mr. Osborne is an “audit committee financial expert” within the meaning of the Commission’s rules. Each of Ms. Kavanagh, Ms. Banducci, Mr. Lenczner and Mr. Osborne is also “independent” under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”). The Commission has indicated that the designation of Ms. Kavanagh, Ms. Banducci, Mr. Lenczner and Mr. Osborne as audit committee financial experts does not make any of them an “expert” for any purpose or impose any duties, obligations or liability on Ms. Kavanagh, Ms. Banducci, Mr. Lenczner and Mr. Osborne that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The audit committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Registrant’s board of directors. A copy of the current charter is attached to the AIF as Schedule C and is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

CODE OF ETHICS

            The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is available on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx. The Registrant undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics. Requests for copies of the Code of Ethics should be made by contacting the Registrant’s Vice President and General Counsel at 416 362-8181. No waivers of the Registrant’s Code of Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2018.

            During the fiscal year ended December 31, 2018, the Registrant did not make any amendments to its Code of Ethics. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.hudbayminerals.com/English/About-Us/Governance/default.aspx.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

            The information provided under the heading “Audit Committee Disclosure” on page 49 of the AIF is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2018 were pre-approved by the audit committee in accordance with the Registrant’s pre-approval policy as described under the heading “Policy Regarding Non-Audit Services Rendered by Auditors” on page 50 of the AIF.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The disclosure provided under “Contractual Obligations and Commitments” on page 41 of Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2018, is incorporated by reference herein.

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

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel
Date:	March 29, 2019

EXHIBIT INDEX

Exhibit Description and Date of Document

Annual Information Form; Audited Financial Statements; Management’s Discussion and Analysis; Mine Safety Disclosure

99.1	Annual Information Form for the Year Ended December 31, 2018

99.2	Audited Annual Financial Statements for the Years Ended December 31, 2018 and 2017

99.3	Management’s Discussion & Analysis for the Year Ended December 31, 2018

99.4	Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

Certifications

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9	Consent of Cashel Meagher, P.Geo., dated March 29, 2019

99.10	Consent of Olivier Tavchandjian, P.Geo., dated March 29, 2019

99.11	Consent of Deloitte LLP, dated March 29, 2019