Form 40-F
period 2019-12-31
Hudbay Minerals Inc.
filed 2020-03-31
CIK 1322422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019                      Commission File Number 001-34244

HUDBAY MINERALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

98-0485558

(I.R.S. Employer Identification Number (if applicable))

25 York Street

Suite 800

Toronto, Ontario

M5J 2V5, Canada

416 362-8181

(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE 19808

302 636-5401

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	HBM	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2019, 261,272,151 common shares were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2)has been subject to such filing requirements in the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit).

Yes ☒	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Hudbay Minerals Inc. (the "Registrant") is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13(a) of the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system under the Exchange Act. The Registrant is a "foreign private issuer" as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 3b-4 under the Exchange Act. The equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

This Annual Report contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as "Canadian dollars" or "C$".

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's Annual Information Form ("AIF") for the fiscal year ended December 31, 2019 is incorporated herein by reference as Exhibit 99.1.

The audited consolidated financial statements (the "Audited Annual Financial Statements") of the Registrant for the years ended December 31, 2019 and 2018, including the reports of the Independent Registered Public Accounting Firm with respect thereto, are incorporated herein by reference as Exhibit 99.2. The Audited Annual Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

The Registrant's Management's Discussion & Analysis for the year ended December 31, 2019 is incorporated herein by reference as Exhibit 99.3.

The Registrant's Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated herein by reference as Exhibit 99.4.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report for the Registrant's fiscal year ended December 31, 2019, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant's management with the participation and supervision of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of December 31, 2019, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under "Internal control over financial reporting ("ICFR")" on page 55 of Exhibit 99.3, Management's Discussion & Analysis for the Year Ended December 31, 2019, is incorporated by reference herein. The Registrant did not make any changes to its "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2019 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Management's report dated February 20, 2020 on the Registrant's internal control over financial reporting contained in Exhibit 99.2, Audited Annual Financial Statements, is incorporated by reference herein.

The Registrant's internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP ("Deloitte"), Independent Registered Public Accounting Firm who also audited the Registrant's Consolidated Financial Statements for the years ended December 31, 2019 and 2018. Deloitte expressed an unqualified opinion on the effectiveness of the Registrant's internal control over financial reporting.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided in the two reports of Deloitte titled "Report of Independent Registered Public Accounting Firm" contained in Exhibit 99.2, Audited Annual Financial Statements for the years ended December 31, 2019 and 2018, are incorporated herein by reference.

BLACKOUT PERIODS

There were no "blackout periods", as defined under Rule 100(b) of Regulation BTR, requiring notice pursuant to Rule 104 of Regulation BTR during the fiscal year ended December 31, 2019.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

As at December 31, 2019, the Registrant's audit committee consisted of Carol T. Banducci, Daniel Muñiz Quintanilla and Colin Osborne. The Registrant's board of directors has determined that each of Ms. Banducci, Mr. Muñiz Quintanilla and Mr. Osborne is an "audit committee financial expert" within the meaning of the Commission's rules. Each of Ms. Banducci, Mr. Muñiz Quintanilla and Mr. Osborne is also "independent" under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the "NYSE"). The Commission has indicated that the designation of Ms. Banducci, Mr. Muñiz Quintanilla and Mr. Osborne as audit committee financial experts does not make any of them an "expert" for any purpose or impose any duties, obligations or liability on Ms. Banducci, Mr. Muñiz Quintanilla and Mr. Osborne that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation. The audit committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Registrant's board of directors. A copy of the current charter is attached to the AIF as Schedule C and is available on the Registrant's website at www.hudbayminerals.com/about-us/governance/default.aspx.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is available on the Registrant's website at www.hudbayminerals.com/about-us/governance/default.aspx. The Registrant undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics.  Requests for copies of the Code of Ethics should be made by contacting the Registrant's Vice President and General Counsel at 416 362-8181.  No waivers of the Registrant's Code of Ethics were granted to any principal officer of the Registrant or any person performing similar functions during the fiscal year ended December 31, 2019.

During the fiscal year ended December 31, 2019, the Registrant made amendments to its Code of Ethics to, among other things, further align the Code of Ethics with the Company's values and highlight the special responsibilities of the Company's leaders and supervisors. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Registrant's website at www.hudbayminerals.com/about-us/governance/default.aspx.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading "Audit Committee Disclosure" on page 55 of the AIF is incorporated by reference herein. All audit services, audit-related services, tax services, and other services provided for the fiscal year ended December 31, 2019 were pre-approved by the audit committee in accordance with the Registrant's pre-approval policy as described under the heading "Policy Regarding Non-Audit Services Rendered by Auditors" on page 56 of the AIF.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under "Contractual Obligations" on page 37 of Exhibit 99.3, Management's Discussion & Analysis for the Year Ended December 31, 2019, is incorporated by reference herein.

COMPARISON WITH NEW YORK STOCK EXCHANGE GOVERNANCE RULES

The NYSE requires that each listed company meet certain corporate governance standards.  These standards supplement the corporate governance reforms adopted by the United States Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002.

Under the NYSE's Listed Company Manual, a "foreign private issuer", such as the Registrant, is not required to comply with most of the NYSE corporate governance standards.  However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE corporate governance standards.

The Registrant is subject to the listing standards of the Toronto Stock Exchange (the "TSX") and the corporate governance rules of Canadian Securities Administrators.  These listing standards and corporate governance rules are substantially similar to the NYSE listing standards.  The Registrant complies with these TSX listing standards and Canadian corporate governance rules.

The following are the significant ways in which the Registrant's governance practices differ from those followed by domestic companies under the NYSE corporate governance standards:

Director Independence

The Registrant determines independence of its directors under the policies of the Canadian Securities Administrators.  For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the board of directors reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the board of directors has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.  The Registrant's board of directors also determines whether each member of the Registrant's audit committee is independent pursuant to National Instrument 52-110 Audit Committees and Rule 10A-3 of the Exchange Act.  The Registrant's board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of "equity compensation plans" covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors. The TSX rules only require that shareholders approve the adoption of equity compensation plans that provide for new issuances of securities.  Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders, which specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval.  The Registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

Shareholder Approval Requirement

In lieu of Section 312 of the NYSE's Listed Company Manual, the Registrant will follow the TSX rules for shareholder approval of new issuances of its common shares.  Following the TSX rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of the Registrant or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length.  Shareholder approval is also required, pursuant to the TSX rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

INTERACTIVE DATA FILE

The required disclosure for the fiscal year ended December 31, 2019 is filed as Exhibit 101 to this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. For information regarding the Registrant's mine safety disclosures, see "Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act" filed as Exhibit 99.4 to this Annual Report on Form 40-F.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Please see "Forward Looking Information" in the AIF for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

* * *

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

HUDBAY MINERALS INC.

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel
Date:	March 30, 2020

EXHIBIT INDEX

Exhibit	Description and Date of Document

Annual Information Form; Audited Financial Statements; Management's Discussion and Analysis; Mine Safety Disclosure

99.1	Annual Information Form for the Year Ended December 31, 2019

99.2	Audited Annual Financial Statements for the Years Ended December 31, 2019 and 2018

99.3	Management's Discussion & Analysis for the Year Ended December 31, 2019

99.4	Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

Certifications

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9	Consent of Cashel Meagher, P.Geo., dated March 30, 2020

99.10	Consent of Olivier Tavchandjian, P.Geo., dated March 30, 2020

99.11	Consent of Deloitte LLP, dated March 30, 2020

Interactive Data Files

10.1.1	Inline Interactive Data File

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

10.4	Cover Page Interactive Data File